UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

VERINT SYSTEMS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

92343X100

(CUSIP number)

Shefali A. Shah, Esq.

Comverse Technology, Inc.

810 Seventh Avenue

New York, NY 10019

(212) 739-1000

with a copy to:

David E. Zeltner, Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, New York 10005

(Name, address and telephone number of person authorized to receive notices and communications)

May 30, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 92343X100	Page 2

1.	NAME OF REPORTING PERSON: COMVERSE TECHNOLOGY, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS : Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 27,170,776*
	8.	SHARED VOTING POWER: – 0 –
	9.	SOLE DISPOSITIVE POWER: 27,170,776*
	10.	SHARED DISPOSITIVE POWER: – 0 –
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,170,776*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (EXCLUDES CERTAIN SHARES : ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.33%*
14.	TYPE OF REPORTING PERSON: CO

*	Assumes conversion of the Series A Preferred Stock (as defined in Item 5 herein) on the date of this Amendment. The percentage of class is calculated based upon 50,011,075 shares of common stock of Verint Systems Inc. (the “Common Stock”) outstanding, representing 39,129,322 shares of Common Stock outstanding as of April 30, 2012 and approximately 10.88 million shares of Common Stock issuable to the Reporting Person assuming conversion of the Series A Preferred Stock, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 14, 2012.

This Amendment No. 6 (this “Amendment”) amends the Schedule 13D filed by Comverse Technology, Inc., a New York corporation (the “Reporting Person”), with the Securities and Exchange Commission (the “Commission”) on June 1, 2007, as amended on July 19, 2010, January 11, 2011, January 14, 2011, May 17, 2011 and March 20, 2012 (as so amended, the “Schedule 13D”), and is being filed by the Reporting Person with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Verint Systems Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On May 30, 2012, the Board of Directors of the Reporting Person (the “CTI Board”) entered into a letter agreement with Cadian Capital Management, LLC (“Cadian Capital”), Cadian Fund LP, Cadian Master Fund LP and Cadian GP LLC (Cadian Capital, together with the aforementioned entities other than the Reporting Person and the Issuer being referred to collectively as the “Cadian Group”) with respect to the solicitation for the election of director nominees of the Reporting Person at the upcoming election of directors at the Annual Meeting of Shareholders of the Reporting Person currently scheduled for June 28, 2012 (the “CTI AGM”) by the Cadian Group pursuant to the proxy statement filed with the Commission on March 28, 2012, as amended to date.

Pursuant to the terms and conditions of such letter agreement, the parties agreed, among other things, that three nominees designated by Cadian Capital (the “CTI-Cadian Nominees”) and acceptable to the Board of Directors of the Reporting Person (the “CTI Board”) will replace Augustus Oliver, Theodore Schell and Mark Terrell, three members of the CTI Board who also currently serve as members of the Board of Directors of the Issuer (the “Verint Board”). The parties intend to identify and properly vet the CTI-Cadian Verint Nominees on or before June 15, 2012, subject to the approval of each nominee by each of the CTI Board and the Verint Board under the “Applicable Standard” (as defined below), and the Reporting Person agreed to (a) use reasonable best efforts to cause (i) the upcoming annual meeting of Issuer stockholders currently scheduled to be held on June 15, 2012 (the “Verint AGM”) to be postponed to a date no later than July 2, 2012, (ii) each of Augustus Oliver, Theodore Schell and Mark Terrell to agree to not stand for reelection at the Verint AGM and (iii) the Issuer’s definitive proxy statement filed with the Commission in connection with the Verint AGM to be amended to include the three CTI-Cadian Verint Nominees for election as directors of the Issuer and (b) vote all of the shares of common stock and preferred stock of the Issuer owned by the Reporting Person in favor of the election of the CTI-Cadian Verint Nominees at the Verint AGM.

If for any reason any CTI-Cadian Verint Nominee is unable to stand for election at the Verint AGM or the CTI Board and/or Verint Board does not accept any CTI-Cadian Verint Nominee prior to June 15, 2012, Cadian Capital will have the opportunity to recommend one or more substitute nominees for any such CTI-Cadian Verint Nominee for approval by each of the CTI Board and the Verint Board under the Applicable Standard. In the event a substitute nominee is not approved by the CTI Board and/or the Verint Board, the Reporting Person shall promptly use reasonable best efforts to cause the Issuer to identify potential individuals to act as a CTI-Cadian Verint Nominee, with such individuals being subject to vetting and approval by the independent directors of the Verint Board (none of whom shall include any directors designated by the Reporting Person or the Cadian Group) under the Applicable Standard. The Issuer is entitled to engage a nationally recognized search firm to assist in identifying such potential individuals. Upon the approval by the independent directors of the Verint Board, the Reporting Person shall use reasonable best efforts to cause the Issuer to use reasonable best efforts to promptly cause Augustus Oliver, Theodore Schell and/or Mark Terrell, to the extent such directors have not earlier resigned, to resign from the Verint Board contemporaneously with the appointment or election of the substitute CTI-Cadian Verint Nominee(s).

In the event that the Reporting Person causes the Issuer to remove any of the CTI-Cadian Verint Nominees who were elected to the Verint Board (“New Verint Directors”) without the consent of Cadian Capital, or any New Verint Director nominated by Cadian Capital resigns for any reason during the term of the Letter Agreement, then Cadian Capital will designate a replacement nominee for approval by each of the CTI Board and the Verint Board under the Applicable Standard. The Reporting Person agrees to use reasonable best efforts to cause any such mutually agreed replacements to be nominated to the Verint Board as directors.

For purposes herein, the “Applicable Standard” means, with respect to any decision of a board of directors or any individual director with regard to whether to approve or find acceptable any nominee or designee for election or appointment as a director, such board of directors or director acting reasonably and in good faith but in no event constrained from exercising its, his or her fiduciary duties.

In connection with the foregoing, each member of the Cadian Group agrees, among other things, that if a merger between CTI and Verint is proposed on terms and conditions that, in the reasonable business judgment of Cadian Capital acting in good faith, are fair and reasonable to, and in the best interests of, both CTI shareholders and Verint stockholders, it will vote all securities of CTI and Verint over which it has beneficial ownership in favor of such merger and publicly announce its intention to vote in favor of such merger.

The Letter Agreement also contains provisions regarding the CTI Board and the board of directors of Comverse, Inc., a wholly owned subsidiary of the Reporting Person.

The rights and obligations of the Cadian Group and the Reporting Person under the Letter Agreement (a) with respect to the CTI Board will terminate and be of no further force or effect in the event that the Cadian Group at any time ceases to own, in the aggregate, at least 1,000,000 shares of the Reporting Person’s common stock, (b) with respect to the Verint Board will terminate and be of no further force and effect (i) in the event that the Cadian Group ceases to own, in the aggregate, at least 1,000,000 shares of the Issuer’s common stock or (ii) in the event that the Reporting Person ceases to be the beneficial owner of a majority of the outstanding voting securities of the Issuer. In addition, the Letter Agreement will terminate and be of no further force or effect (x) from and after June 28, 2013 or (y) earlier, in the event that any member of the Cadian Group breaches in any material respect certain of its obligations under the Letter Agreement and such breach remains uncured after receipt of notice.

Notwithstanding the foregoing, the Reporting Person disclaims being a member of a group with any member of the Cadian Group.

The Reporting Person is exploring all options to maximize the value of its equity interests in the Issuer for the benefit of the shareholders of both the Reporting Person and the Issuer. The ultimate execution of any alternative will take into account a number of considerations, including, without limitation, tax efficiency and, depending upon the circumstances, the separate recommendation of the directors of the Issuer who are not members of the Issuer’s management or directors or officers of the Reporting Person. In this regard, the Reporting Person has engaged in discussions with a Special Committee of the Verint Board that does not include directors or officers of the Reporting Person concerning the possibility of a merger of the Reporting Person and the Issuer following the planned spin-off by the Reporting Person of Comverse, Inc., a subsidiary of the Reporting Person, through a distribution of the shares of Comverse, Inc. to the Reporting Person’s shareholders. Such discussions have been exploratory in nature and the Reporting Person does not currently have a plan or proposal to effect such a transaction and there can be no assurance that any such transaction will be effected.

Except as otherwise set forth in this Item 4, the Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Accordingly, the information disclosed in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1.	Letter Agreement, dated May 30, 2012, between Comverse Technology, Inc. and Cadian Capital Management, LLC, Cadian Fund LP, Cadian Master Fund LP and Cadian GP LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2012

COMVERSE TECHNOLOGY, INC.

By:	/s/ Shefali A. Shah
	Name:	Shefali A. Shah
	Title:	Senior Vice President and General Counsel

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

OF COMVERSE TECHNOLOGY, INC.

The name, residence or business address, title, present principal occupation or employment of each of the directors and executive officers of Comverse Technology, Inc. are set forth below.

Name	Residence or Business Address	Occupation or Employment	Citizenship

Susan D. Bowick (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Former Independent Consultant; former Executive at Hewlett-Packard Company	United States

Charles J. Burdick (Chairman of the Board)	810 Seventh Avenue New York, NY 10019	Chairman of the Board and Chief Executive Officer	United States; United Kingdom

Robert Dubner (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Independent Consultant	United States

Augustus K. Oliver (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Managing Member, Oliver Press Partners, LLC	United States

Theodore H. Schell (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Managing Director, Liberty Associated Partners LLP	United States

Mark C. Terrell (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Former Partner in Charge and Executive Director of KPMG’s Audit Committee Institute	United States

Joel Legon	810 Seventh Avenue New York, NY 10019	Senior Vice President and Interim Chief Financial Officer	United States

Gabriel Matsliach	1025 Briggs Road Suite 100 Mt. Laurel, NJ 08054	Senior Vice President, Chief Product Officer	United States; Israel

Shefali A. Shah	810 Seventh Avenue New York, NY 10019	Senior Vice President, General Counsel and Corporate Secretary	United States

John Bunyan	810 Seventh Avenue New York, NY 10019	Senior Vice President, Strategy, Planning & Innovation	United States

Eric Koza	810 Seventh Avenue New York, NY 10019	Senior Vice President, Corporate Development and Financial Strategy	United States

Philippe Tartavull	200 Quannapowitt Parkway Wakefield, MA 01880	President and Chief Executive Officer and Director of Comverse, Inc.	United States; France

Aharon Levy	29 Habarzel Street Tel Aviv, Israel 69710	Senior Vice President, BSS General Manager of Comverse, Inc.	Israel

Oded Golan	29 Habarzel Street Tel Aviv, Israel 69710	Senior Vice President, Chief Operating Officer of Comverse, Inc.	Israel